Exhibit 3.1

Amendment to Bylaws of Realty Income Corporation

September 3, 2013

Effective September 3, 2013, the Board of Directors of Realty Income Corporation approved the following amendment to the Amended and Restated Bylaws, as amended, of Realty Income Corporation (the “Bylaws”):

1.         The first sentence of Article IV, Section 2 of the Bylaws is hereby deleted, and the following is inserted in lieu thereof:

The Corporation shall have a board of eight (8) directors.